EXHIBIT 99.1

Himax Technologies, Inc. Reports Third Quarter 2025 Financial Results; Provides Fourth Quarter Guidance

Q3 2025 Both Revenues and EPS Significantly Exceeded Guidance Range, GM In-Line with Guidance Issued on August 7, 2025
Company Q4 2025 Guidance: Revenues to be Flat QoQ, Gross Margin is Expected to be Flat to Slightly Up. Profit per Diluted ADS to be 2.0 Cents to 4.0 Cents

  Q3 2025 revenues were $199.2 million, a sequential decline of 7.3%, which significantly outperformed guidance range of a 12.0% to 17.0% decline
  Q3 GM reached 30.2%, in line with guidance of around 30%
  Q3 2025 after-tax profit was $1.1 million, or 0.6 cents per diluted ADS, substantially exceeding the guidance range of a loss of 2.0 to 4.0 cents
  Himax Q4 2025 revenues to be flat QoQ. GM to be flat to slightly up. Profit per diluted ADS to be in the range of 2.0 cents to 4.0 cents
  Himax remains optimistic about the Company’s automotive business outlook for the next few years, backed by the Company’s leading new technology offerings and comprehensive customer coverage. Himax expects further growth in automotive TDDI and Tcon technologies, both of which are advanced display solutions for vehicles and have already been successfully designed into hundreds of projects worldwide
  Automotive traditional DDIC shipments remain relatively stable due to long product life cycles and the nature of many applications such as dashboards, HUDs, and rear- and side-view mirrors that do not require touch functionality, thereby continuing to generate long-term and stable DDIC revenues for Himax
  Himax continues to lead in automotive Tcon innovation. Head-up displays are rapidly emerging, fueling demand for advanced Tcon solutions. To address this trend, Himax launched an integrated Tcon that features the industry’s first full-area selectable local de-warping function, combined with Himax’s market-leading local dimming and on-screen display technologies. Several projects are already underway
  Despite the limited short-term visibility, Himax continues to focus on the expansion into emerging areas beyond display ICs, including ultralow power AI, CPO, and smart glasses, all novel applications characterized by high growth potential, high added value, and high technological barriers that are well positioned to become new growth drivers for Himax soon
  WiseEye business is entering a phase of rapid growth, becoming one of the Company’s key growth engines
  Himax-FOCI partnership to integrate WLO into CPO for. First-gen solution being validated by anchor customers/partners and now working toward the goal of 2026 MP readiness
  Himax expects revenues from AR and AI glasses related applications to grow substantially over the next few years

TAINAN, Taiwan, Nov. 06, 2025 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the third quarter 2025 ended September 30, 2025.

“Despite the limited short-term visibility in the automotive market, we remain optimistic about our automotive business outlook for the next few years, backed by our leading new technology offerings and comprehensive customer coverage. Meanwhile, we continue to focus on the expansion into emerging areas beyond display ICs, including ultralow power AI, CPO, and smart glasses, all novel applications characterized by high growth potential, high added value, and high technological barriers that are well positioned to become new growth drivers for Himax soon,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

Third Quarter 2025 Financial Results

Himax net revenues registered $199.2 million, representing a sequential decline of 7.3%, which significantly outperformed the Company’s guidance range of a 12.0% to 17.0% decline, primarily driven by better-than-expected sales from automotive IC and Tcon product lines. Gross margin was 30.2%, in line with its guidance of around 30%. Q3 profit per diluted ADS was 0.6 cents, substantially exceeding the guidance range of a loss of 2.0 to 4.0 cents, attributable to stronger-than-guided revenues.

Revenue from large display drivers came in at $19.0 million, representing a decline of 23.6% from the previous quarter. All three product lines within the large panel driver IC segment declined, primarily due to the absence of the traditional seasonal shopping momentum amid a volatile macroeconomic environment, as well as customers pulling forward purchases in prior quarters. Sales of large panel driver ICs accounted for 9.5% of total revenues for the quarter, compared to 11.6% last quarter and 13.8% a year ago.

Revenue from the small and medium-sized display driver segment totaled $141.0 million, reflecting a slight decline of 2.4%. Q3 automotive driver sales, including both traditional DDIC and TDDI, increased single digit quarter over quarter, outperforming the Company’s guidance of a slight sequential decline, indicating resilient underlying demand despite global softness in automotive sales. The sequential growth was mainly driven by replenishment in both TDDI and DDIC products, with customers adhering to a make-to-order model and keeping inventories lean in view of an uncertain demand outlook. Himax’s automotive business, comprising DDIC, TDDI, Tcon, and OLED IC sales, remained the largest revenue contributor in the third quarter, representing over 50% of total revenues. Meanwhile, revenues for both smartphone and tablet IC segments declined quarter-over-quarter, as customers pulled forward purchases in prior quarters. The small and medium-sized driver IC segment accounted for 70.8% of total sales for the quarter, compared to 67.3% in the previous quarter and 69.9% a year ago.

Q3 non-driver sales reached $39.2 million, a 13.7% decrease from the previous quarter but outperforming its guidance range primarily attributable to increased shipment of Tcon for automotive application. Himax continues to hold an undisputed leadership position with a dominant market share in automotive Tcon. Tcon business accounted for around 12% of total sales, with notable contributions from automotive Tcon. Non-driver products accounted for 19.7% of total revenues, as compared to 21.1% in the previous quarter and 16.3% a year ago.

Third quarter operating expenses were $60.7 million, an increase of 24.2% from the previous quarter and roughly flat compared to the same period last year. The sequential increase was mainly attributed to the annual bonus compensation which Himax awards employees at the end of September each year, typically resulting in much higher Q3 employee compensation expense compared to other quarters of the year. Increased tape-out expenses, salary expenses as well as the appreciation of the NT dollar against the U.S. dollar in Q3 were also factors behind the sequential increase. Himax’s annual bonus compensation grant for 2025 was $7.7 million, slightly higher than the guidance of $7.5 million, as the bonus amount, determined based on the expected full-year profit, was revised upward following a much-improved Q3 financial performance. Of the $7.7 million, $7.5 million was immediately vested and expensed in the third quarter. Including the portion of awards granted in prior years, the total bonus expense for Q3 2025 amounts to $8.1 million, significantly lower than $13.9 million recorded in Q3 2024. For reference, the annual bonuses granted for 2024 and 2023 were $12.5 million and $10.4 million respectively, of which $11.2 million and $9.7 million were vested and expensed immediately. Amid ongoing macroeconomic challenges, Himax continues to exercise strict budget and expense controls.

Third quarter operating loss was $0.6 million, representing a negative operating margin of 0.3%, compared to 8.4% in the previous quarter and 2.6% for the same period last year. The sequential decline was primarily attributable to higher employee bonus which, as stated earlier was $8.1 million, compared to $0.8 million last quarter, coupled with lower revenues and gross margin. The year-over-year decrease was mainly due to reduced sales. Q3 after-tax profit was $1.1 million, or 0.6 cents per diluted ADS, compared to $16.5 million, or 9.5 cents per diluted ADS last quarter, and down from $13.0 million, or 7.4 cents in the same period last year.

Balance Sheet and Cash Flow

Himax had $278.2 million of cash, cash equivalents and other financial assets as of September 30, 2025. This compares to $206.5 million at the same time last year and $332.8 million a quarter ago. The sequential decline in cash balance mainly reflected the $64.5 million dividend and $13.1 million employee bonus payout. Q3 operating cash inflow was $6.7 million, compared to an inflow of $60.5 million in the prior quarter. The sequential decrease mainly reflected higher accounts payable payments in Q3 for inventory procured in prior quarters to support customer demand, along with employee bonus payment mentioned above. The employee bonus paid out this year included $7.3 million for the immediately vested portion of this year’s award and $5.8 million for vested awards granted over the past three years. Himax had $30.0 million of long-term unsecured loans at the end of Q3, of which $6.0 million was the current portion.

Himax’s quarter-end inventories were $137.4 million, a slight increase from $134.6 million last quarter but lower than $192.5 million a year ago. After several quarters of inventory decline from its peak during the industry-wide supply shortage, Q3 inventory slightly increased but remained at a healthy level. As macroeconomic uncertainty limits visibility across the ecosystem, Himax will continue to manage the Company’s inventory conservatively. Accounts receivable at the end of September 2025 was $200.7 million, decreased from $219.0 million last quarter and down from $224.6 million a year ago. DSO was 87 days at the quarter end, as compared to 92 days last quarter and a year ago. Third quarter capital expenditures were $6.3 million, versus $4.6 million last quarter and $2.6 million a year ago. Third quarter capex was mainly for R&D related equipment for the Company’s IC design business and the construction in progress for the new preschool near Himax’s Tainan headquarters built for employees' children.

Outstanding Share

As of September 30, 2025, Himax had 174.5 million ADS outstanding, little changed from last quarter. On a fully diluted basis, the total number of ADS outstanding for the third quarter was 174.4 million.

Q4 2025 Outlook

U.S.–China tariff negotiations recently reached a preliminary framework, sending a positive signal to the market. Yet most panel customers continue to adopt a make-to-order model and maintain low inventory levels. In the automotive display IC business, Himax’s most important market accounting for over 50% of total revenues, demand visibility remains low as customers continue to act conservatively and sustain lean inventory levels. Despite the limited short-term visibility in the automotive market, Himax remains optimistic about the Company’s automotive business outlook for the next few years, backed by the Company’s leading new technology offerings and comprehensive customer coverage. Meanwhile, Himax continues to focus on the expansion into emerging areas beyond display ICs, including ultralow power AI, CPO, and smart glasses, all novel applications characterized by high growth potential, high added value, and high technological barriers that are well positioned to become new growth drivers for Himax soon.

On the automotive IC business, Himax has been deeply engaged in the automotive display market for nearly two decades, offering a comprehensive range of display IC technologies spanning from LCD to OLED. Amid intense industry competition, Himax holds a solid leadership position with No.1 global market share across all segments of automotive display ICs and an overwhelming lead over competitors. As smart interiors advance, demand for automotive displays continues to grow, shifting toward larger, higher-resolution and more innovative displays, including the adoption of OLED displays for high-end vehicles. Himax is well positioned to benefit from this trend. Looking ahead, Himax expects further growth in automotive TDDI and Tcon technologies, driven by continued adoption from global panel makers, Tier 1 suppliers, and automakers. Both TDDI and Tcon are advanced display solutions for vehicles and have already been successfully designed into hundreds of projects worldwide. Meanwhile, in the traditional DDIC segment, shipments remain relatively stable due to long product life cycles and the nature of many applications such as dashboards, head-up displays, and rear- and side-view mirrors that do not require touch functionality, thereby continuing to generate long-term and stable DDIC revenues for Himax. In addition, Himax has been deeply engaged in automotive OLED technology development for many years. With a continuously expanding product portfolio and an increasing number of leading global automakers accelerating adoption of OLED technology in new vehicle models, Himax expects OLED display adoption in the automotive sector to grow rapidly starting in 2027.

Despite lingering economic uncertainty, Himax continues to actively expand its business beyond display ICs, focusing on ultralow power AI, CPO, and smart glasses. Through years of dedicated investment and R&D, Himax has established a solid technological foundation and a strong patent portfolio in these areas, while closely collaborating with partners to drive products toward mass production and real-world applications. As these emerging businesses gradually materialize, they are poised to become key growth engines for Himax, reduce Himax’s reliance on the display IC market and further enhance both profitability and long-term competitiveness.

On the WiseEye AI domain, WiseEye enables battery-powered endpoint devices with real-time analysis, precise recognition, and environmental awareness at ultralow power consumption of merely a few milliwatts. Leveraging these core strengths, WiseEye has been successfully adopted by multiple leading global notebook brands with ongoing collaborations with customers to integrate more AI features into next-generation laptops. WiseEye has also been widely deployed across various domains such as smart door locks, palm vein authentication, and smart home appliances, partnering with top-tier global customers to co-develop a range of innovative applications. Himax’s WiseEye module business features a simple design and ease of integration, making it highly suitable for diverse AIoT applications. It has already been adopted in applications such as smart parking systems, access control, palm vein authentication, smart offices, and smart home, with the number of design-in projects fast expanding. Further, a recent major application addition is in smart glasses, a new product category characterized by extremely demanding low power. WiseEye enables real-time AI functionality at industry-leading ultralow power consumption while supporting always-on sensing for surroundings and event-based eye-tracking to deliver a natural and intuitive human–machine interaction. It has been adopted by numerous major tech giants, traditional ODMs, brands, and startups to integrate into their new smart glasses projects. Looking ahead, the WiseEye business is entering a phase of rapid growth, becoming one of the Company’s key growth engines.

In the field of Co-Packaged Optics (CPO), Himax leverages its proprietary WLO advanced nano-imprinting technology. Together with Himax’s partner, FOCI, Himax has achieved significant breakthroughs in silicon photonics technology, with the first-generation solution being validated by key customers and partners toward mass production readiness in 2026. In parallel, joint development efforts with leading customers and partners are underway, focusing on future-generation high-speed optical transmission technologies to meet the explosive bandwidth demands of HPC and AI applications, while addressing the critical challenge of overheating in high-speed transmission. Himax expects CPO to become a major revenue and profit contributor in the years ahead.

On the status of Himax’s smart glasses businesses, driven by generative AI and large language models (LLMs), the smart glasses market is experiencing a resurgence and is seen as the next high-growth, high-volume market opportunity. Smart glasses has been one of Himax’s key long-term strategic focus areas where Himax is among the few in the industry that possess three critical enabling technologies for smart glasses, namely ultralow power intelligent image sensing, microdisplay, and nano-optics, giving Himax a unique opportunity to take advantage of the potentially explosive growth of smart glasses. In intelligent sensing, Himax’s WiseEye AI delivers always-on, ultralow power contextual awareness with average power consumption of just a few milliwatts. It significantly enhances the interactivity and perception of smart glasses while preserving battery life of the smart glasses device. In microdisplay, Himax’s latest Front-lit LCoS microdisplay specifically tailored for AR glasses has attracted strong market attention since its debut. It achieves an optimal combination of form factor, weight, power consumption, and cost, while delivering high brightness and high color saturation in full-color display performance, all key attributes for AR glasses. With over a decade of mass production experience with leading tech names and a proven record of reliable delivery, Himax’s new LCoS product, now in sampling stage, has attracted the attention of numerous AR glasses players worldwide. In the field of nano-optics, Himax offers proprietary WLO technology for advanced nano-optical foundry service to selected customers to develop waveguide solutions which, when bundled with microdisplay, forms the display system required of AR glasses. Looking ahead, Himax expects revenues from AR and AI glasses related applications to grow substantially over the next few years.

Display Driver IC Businesses

LDDIC

In Q4 2025, Himax anticipates large display driver IC sales to increase single digit sequentially, driven by new notebook TDDI projects entering mass production, along with customers’ restocking of monitor IC products following several subdued quarters.

Despite a challenging market environment, Himax continues to advance Company’s technology roadmap for next-generation displays to achieve faster data transmission, lower latency, improved power efficiency, and high-speed interface for next generation premium and gaming displays. In the notebook sector, Himax continues to focus on the growing adoption of OLED displays and advanced touch features in premium models, driven by the rise of AI PCs and demand for more interactive, productivity-enhancing experiences. Himax is well-positioned to capitalize on opportunities with a comprehensive range of ICs for both LCD and OLED notebooks, including DDIC, Tcon, touch controllers, and TDDI. Multiple projects for OLED displays, as well as gaming monitors and notebooks, are currently underway in collaboration with leading panel makers in Korea and China.

SMDDIC

Q4 small and medium-sized display driver IC business is expected to slightly decline from last quarter. However, Q4 automotive driver IC sales, including TDDI and traditional DDIC, are set to increase single digit quarter-over-quarter, largely driven by the continued adoption of TDDI technology among major customers across all continents. Despite the challenging macro environment, Himax's automotive driver IC sales for the full year 2025 are projected to grow single digit year-over-year, with total volume projected to outgrow the global automotive shipment. Himax remains the leader in this market, with a market share well above 50%, far outpacing those of competitors. Traditional automotive DDIC demand remains solid despite partial replacement by TDDI. The transition continues to be gradual, as many automotive displays, such as dashboards, HUDs, and rear- and side-view mirrors, do not require touch functionality and typically have long product lifecycles. Himax holds a solid 40% market share in traditional DDIC and remains the go-to supplier for both legacy and next-generation automotive display applications.

Himax also continues to lead in automotive display IC innovation by pioneering solutions across a wide range of panel types while addressing diverse design needs and cost considerations. For example, in ultra-large touch displays, Himax led the industry by introducing LTDI solution which began mass production in Q3 2023. LTDI has been gaining traction, driven by increasing popularity of larger in-vehicle displays that demand higher performance, improved signal integrity, and simplified system design. Additional LTDI projects with multiple leading global brands are on track to enter mass production as moves into 2026. For smaller displays with form factor and budget constraints, the Company provides single-chip designs that combine TDDI and local dimming Tcon. This enables advanced local dimming in small-size displays, reduces overall system cost, and improves power efficiency, making it an attractive choice for customers. For high end displays, during the recent SID Vehicle Displays and Interfaces Symposium, one of the industry’s leading events for automotive display and HMI technologies, Himax showcased the industry’s first OLED touch IC that supports both tactile knobs and capacitive touch keys, enabling flexible design options and delivering a safer, more intuitive control experience for OLED automotive displays. Himax continues to advance interactive display technologies that enhance driver safety and cabin ergonomics.

Looking ahead, OLED panel adoption in automotive displays is expected to accelerate starting in 2027. This presents an attractive opportunity to further solidify the Company’s leadership in the automotive display market where Himax already has a dominant market share position across DDIC, TDDI, and local dimming Tcon for LCD displays. Himax provides ASIC OLED driver and Tcon solutions that entered mass production a few years back, and now the Company also provides standard ICs ready for broader deployment. In parallel, Himax is collaborating with major panel makers on new custom ASIC developments to address diverse customer requirements. Additionally, Himax’s advanced OLED on-cell touch-control technology delivers an industry-leading signal-to-noise ratio, ensuring reliable performance even under challenging conditions such as glove or wet-finger operation. These OLED on-cell touch ICs entered mass production in 2024 and are being increasingly adopted by major global automotive brands for their upcoming car models. As the industry transitions to next-generation OLED display for high-end vehicles, Himax is uniquely positioned to capture the accelerating adoption of OLED in future automotive displays, replicating Himax’s success in LCD by leveraging nearly two decades of automotive display expertise, strategic partnerships established with leading panel makers across Korea, China, and Japan, and a proven record in mass production and product quality that adheres to the world’s most stringent global standards for quality, reliability, and safety.

On smartphone and tablet IC sales for LCD panel, Himax expects revenues for both segments to decline quarter-over-quarter, as customers pulled forward purchases in prior quarters. However, in the smartphone OLED market, Himax is making solid progress in collaborations with customers in Korea and China, with mass production set to ramp in Q4 this year and volume to increase further in the following quarters. Meanwhile, for OLED tablets, several new projects with top-tier brands are expected to enter mass production heading into 2026. In parallel, Himax is developing new technologies that enable value-added features such as active stylus, ultra-slim bezel designs, and higher frame rate to further differentiate the Company’s products and reinforce its competitive edge.

Non-Driver Product Categories

Q4 non-driver IC revenues are expected to increase single digit sequentially.

Timing Controller (Tcon)

Himax anticipates Q4 2025 Tcon sales to be flat sequentially. However, Q4 automotive Tcon sales are well positioned to grow single digit sequentially, fueled by a strong pipeline of more than 200 design-win projects gradually entering mass production, many of which feature local dimming functionality, an area where Himax maintains a dominant market position. Himax’s full year 2025 automotive Tcon sales are set to grow by approximately 50% year over year, laying a solid foundation for sustained growth as moves into 2026. In contrast, Tcon for monitor, notebook and TV products are poised to decline sequentially, primarily a result of customers pulling forward inventory purchases early this year.

Himax continues to lead in automotive Tcon innovation. The Company’s new generation local dimming Tcons offer advanced features such as edge sharpness and high dynamic range, ideal for customers looking to upgrade their displays for better panel performance. Meanwhile, head-up displays are rapidly emerging, evolving beyond simple text and symbols to deliver high-brightness, high-contrast, AR-enhanced visuals within automotive displays, fueling demand for advanced Tcon solutions. To address this trend, Himax launched an integrated Tcon that features the industry’s first full-area selectable local de-warping function, combined with Himax’s market-leading local dimming and on-screen display (OSD) technologies.

The newly introduced multifunctional Tcon offers industry-first full-area selectable local de-warping capability, a major advancement over existing solutions that typically offer only full-screen or limited split-screen de-warping. Built on Himax’s dominant local dimming technology, the new de-warping Tcon solution continues to deliver exceptional contrast performance and effectively eliminates the undesired “postcard effect” commonly seen in HUDs, caused by backlight leakage typical of conventional TFT-LCD panels. The Company’s industry-leading OSD function is also integrated within the new Tcon, allowing critical safety information to remain visible on the display even when the main system is shut down, thereby enhancing overall driving safety. The new Tcon solution supports a broad range of HUD architectures, including Windshield HUD (WHUD), Augmented Reality HUD (ARHUD), and Panoramic HUD (PHUD) systems, while accommodating diverse design and cost requirements. Several customer projects are already underway, reflecting strong market recognition of Himax’s advanced HUD Tcon technology.

WiseEye™ Ultralow Power AI Sensing

On the update of WiseEye™ ultralow power AI sensing solution, a cutting-edge endpoint AI integration featuring industry-leading ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm at its core. As AI continues to advance at an unprecedented pace, WiseEye is uniquely positioned with context-aware, on-device AI inferencing that delivers industry-leading power efficiency of just a few milliwatts with a compact form factor while fortified by industrial-grade security. This combination enables advanced AI capabilities in endpoint devices that were once constrained by power and size limitations, driving expanding adoption across a wide range of applications, including notebooks, tablets, surveillance systems, access control devices, smart home solutions, and, more recently, AI and AR glasses. This growing momentum highlights WiseEye’s role as a trusted on-device AI sensing enabler, powering smarter and more power-efficient solutions across everyday devices and AIoT applications.

In notebooks, WiseEye’s human presence detection has seen expanding adoption across leading global brands, driven by its ultralow power consumption of merely a few milliwatts, instant responsiveness, and privacy-centric design, perfectly aligned with the industry’s transition toward always-aware, AI-driven PCs. More notebook models are scheduled to enter mass production starting in 2026. Meanwhile, additional feature upgrades are being developed with Company’s notebook customers to tackle more complex real-world scenarios and deliver greater user convenience, all while maintaining exceptional power efficiency. One such feature is gesture recognition that mimics keyboard input, allowing page scrolling or volume adjustment without keyboard. With large language model AI driving a shift from predefined command inputs to natural language human–machine interaction, another advanced feature currently under development is the voice-activated keyword-spotting function, in which WiseEye serves as an ultralow power front end that performs wake-word detection, activating the CPU only when a specific trigger phrase is detected, enabling continuous audio monitoring while consuming very little power.

In the surveillance domain, WiseEye AI enhances security systems by combining accurate human-object distinction with event-driven activation, significantly reducing false triggers. In addition to the China market, where shipments to leading smart door lock vendors are already underway, Himax is now partnering with world-leading door lock manufacturers to introduce novel on-device AI features such as palm vein biometric access, parcel recognition, and anti-pinch protection. Recently, the Company introduced a state-of-the-art bimodal solution combining palm vein and facial authentication to meet customer demand for greater flexibility and reliability in smart door lock. The dual-authentication approach enhances both security and user convenience, marking a significant advancement in biometric technology while still consuming extreme low power, making it ideal for door lock application which is extremely demanding for power consumption. Several of the projects are slated for mass production starting in 2026. Notably, Himax solution complies with Europe’s General Data Protection Regulation (GDPR), one of the world’s strictest data privacy laws. Himax’s recent exhibitions at Sectech Sweden 2025 illustrate Himax’s proactive expansion into Europe’s security and access control market, one of the most privacy-regulated and innovation-driven markets globally. Himax demonstrated its technological readiness and credibility to European system integrators, OEMs, and customers seeking secure, contactless, and power-efficient authentication solutions.

For an update on Himax’s WiseEye Module business, which integrates Himax's ultralow power image sensor, AI processor, and pre-trained no-code/low-code AI algorithm. It’s designed to make AI simple and accessible, helping developers accelerate innovation and scale their products from prototype to commercial deployment. Thanks to its broad applicability, the WiseEye Module has been adopted across a wide range of domains, including leading brands’ upcoming smart home appliances and various security applications. Notably, Himax’s PalmVein module has attracted strong interest across multiple industries, rapidly securing design wins in smart access, workforce management, smart door locks, and more. Many of Himax’s WiseEye Module projects are scheduled to enter mass production in 2026.

In the AI sensing domain for AR and AI glasses, WiseEye AI processors continue to build strong momentum, being adopted and integrated into next-generation smart glasses by a growing number of customers, while deepening collaborations with major tech companies, brands, and startups worldwide. Smart glasses makers are leveraging WiseEye to deliver instant responsiveness for a wide range of AI applications while maintaining extended battery life. The increasing number of design-in activities reflects broad recognition of WiseEye’s unique ability to bring intelligent, context-aware vision sensing to next-generation wearable and AR devices, specifically to empower both outward and inward vision sensing. Outward vision sensing supports surrounding perception, object recognition, and spatial awareness, while inward sensing tracks eye movements, gaze direction, and pupil dynamics to enable natural and intuitive user interactions. Together, these capabilities redefine how users engage with both digital and physical environments, paving the way for more immersive, power-efficient, and personalized AR experiences.

LCoS

Following years of dedicated R&D and close collaboration with leading industry players, Himax’s proprietary Dual-Edge Front-lit LCoS microdisplay has achieved a breakthrough, delivering an optimal combination of form factor, weight, power efficiency, performance, and cost, while offering ultra-high luminance and vibrant RGB display that meets the industry’s stringent specifications for next-generation see-through AR glasses. This breakthrough is showcased in Himax’s industry-leading Front-lit LCoS microdisplay, which combines the illumination optics and LCoS panel into an ultra-compact form factor of just 0.09 c.c. and 0.2 grams, delivering up to 350,000 nits of brightness and 1 lumen output with a maximum power consumption of just 250 mW. This exceptional luminance performance ensures outstanding user visibility even under bright sunlight, while the ultra-compact design enables sleek and lightweight AR glasses suitable for everyday use. Samples of Himax’s Front-lit LCoS were released early this quarter and are now being actively evaluated by several leading global tech companies and specialized smart glasses makers, with joint development efforts progressing steadily. Himax will announce further progress in due course.

Fourth Quarter 2025 Guidance
Net Revenue: Gross Margin: Profit:	Flat QoQ Flat to slightly up, depending on final product mix 2.0 cents to 4.0 cents per diluted ADS

HIMAX TECHNOLOGIES THIRD QUARTER 2025 EARNINGS CONFERENCE CALL
DATE:	Thursday, Nov. 6, 2025
TIME:	U.S.	8:00 a.m. EST
	Taiwan	9:00 p.m.

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If you choose to attend the call by dialing in via phone, please enter the Participant PIN Code 3534506 # after the call is connected. A replay of the webcast will be available beginning two hours after the call on www.himax.com.tw. This webcast can be accessed by clicking on http://www.zucast.com/webcast/OzRgF0jy or Himax’s website, where it will remain available until November 6, 2026.

About Himax Technologies, Inc.
Himax Technologies, Inc. (NASDAQ: HIMX) is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming Tcon), Large Touch and Display Driver Integration (LTDI) and OLED display technologies. Himax is also a pioneer in tinyML visual-AI and optical technology related fields. The Company’s industry-leading WiseEyeTM Ultralow Power AI Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT related applications. Himax optics technologies, such as diffractive wafer level optics, LCoS microdisplays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies. Additionally, Himax designs and provides touch controllers, OLED ICs, LED ICs, EPD ICs, power management ICs, and CMOS image sensors for diverse display application coverage. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Germany, and the U.S. Himax has 2,586 patents granted and 371 patents pending approval worldwide as of September 30, 2025.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2024 filed with the SEC, as may be amended.

Company Contacts:
Karen Tiao, Head of IR/PR
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)
	Three Months Ended September 30,		Three Months Ended June 30,
	2025	2024	2025

Revenues
Revenues from third parties, net	$199,143	$222,401	$214,761
Revenues from related parties, net	18	6	37
	199,161	222,407	214,798

Costs and expenses:
Cost of revenues	139,062	155,795	147,791
Research and development	46,952	46,880	37,542
General and administrative	6,918	6,828	5,806
Sales and marketing	6,847	7,048	5,550
Total costs and expenses	199,779	216,551	196,689

Operating income (loss)	(618)	5,856	18,109

Non operating income (loss):
Interest income	2,504	2,297	2,737
Changes in fair value of financial assets at fair value through profit or loss	214	27	274
Foreign currency exchange gains, net	142	457	2,396
Finance costs	(879)	(1,018)	(870)
Share of losses of associates	(1,037)	(143)	(588)
Other income	22	105	6
	966	1,725	3,955
Profit before income taxes	348	7,581	22,064
Income tax expense (benefit)	(1,001)	(5,174)	5,054
Profit for the period	1,349	12,755	17,010
Loss (profit) attributable to noncontrolling interests	(279)	268	(466)
Profit attributable to Himax Technologies, Inc. stockholders	$1,070	$13,023	$16,544

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.006	$0.075	$0.095
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.006	$0.074	$0.095

Basic Weighted Average Outstanding ADS	174,306	174,727	174,380
Diluted Weighted Average Outstanding ADS	174,391	174,987	174,544

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Nine Months Ended September 30,
	2025	2024

Revenues
Revenues from third parties, net	$628,999	$669,555
Revenues from related parties, net	93	24
	629,092	669,579

Costs and expenses:
Cost of revenues	436,434	465,638
Research and development	119,481	122,745
General and administrative	18,281	18,410
Sales and marketing	17,599	17,644
Total costs and expenses	591,795	624,437

Operating income	37,297	45,142

Non operating income (loss):
Interest income	7,553	7,865
Changes in fair value of financial assets at fair value through profit or loss	471	118
Foreign currency exchange gains, net	2,883	1,801
Finance costs	(2,652)	(3,050)
Share of losses of associates	(2,367)	(471)
Other gains	3,205	-
Other income	45	138
	9,138	6,401
Profit before income taxes	46,435	51,543
Income tax expense (benefit)	7,894	(3,196)
Profit for the period	38,541	54,739
Loss (profit) attributable to noncontrolling interests	(940)	408
Profit attributable to Himax Technologies, Inc. stockholders	$37,601	$55,147

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.215	$0.316
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.215	$0.315

Basic Weighted Average Outstanding ADS	174,531	174,725
Diluted Weighted Average Outstanding ADS	174,607	174,935

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	September 30, 2025	September 30, 2024	June 30, 2025
Assets
Current assets:
Cash and cash equivalents	$257,090	$194,139	$304,678
Financial assets at amortized cost	-	12,335	3,517
Financial assets at fair value through profit or loss	21,106	-	24,556
Accounts receivable, net (including related parties)	200,712	224,589	219,035
Inventories	137,423	192,458	134,573
Income taxes receivable	418	986	802
Restricted deposit	568,200	503,700	503,700
Other receivable from related parties	16	22	7
Other current assets	52,952	42,581	40,165
Total current assets	1,237,917	1,170,810	1,231,033
Financial assets at fair value through profit or loss	25,813	26,383	23,645
Financial assets at fair value through other comprehensive income	43,797	22,457	33,828
Equity method investments	11,950	2,945	12,729
Property, plant and equipment, net	120,304	122,333	121,248
Deferred tax assets	22,755	13,806	23,642
Goodwill	28,138	28,138	28,138
Other intangible assets, net	830	717	563
Restricted deposit	-	31	34
Refundable deposits	185,299	221,879	215,320
Other non-current assets	17,776	18,484	17,954
	456,662	457,173	477,101
Total assets	$1,694,579	$1,627,983	$1,708,134
Liabilities and Equity
Current liabilities:
Short-term unsecured borrowings	$985	$-	$1,024
Current portion of long-term unsecured borrowings	6,000	6,000	6,000
Short-term secured borrowings	568,200	503,700	503,700
Accounts payable	128,353	121,384	143,048
Income taxes payable	15,283	2,324	17,359
Other payable to related parties	-	-	47
Contract liabilities-current	2,231	25,694	4,563
Other current liabilities	54,768	54,673	122,678
Total current liabilities	775,820	713,775	798,419
Long-term unsecured borrowings	24,000	30,000	25,500
Deferred tax liabilities	608	505	631
Other non-current liabilities	11,594	11,361	12,297
	36,202	41,866	38,428
Total liabilities	812,022	755,641	836,847
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	116,215	115,285	115,853
Treasury shares	(9,130)	(4,714)	(9,431)
Accumulated other comprehensive income	23,757	3,507	14,666
Retained earnings	637,608	644,596	636,538
Equity attributable to owners of Himax Technologies, Inc.	875,460	865,684	864,636
Noncontrolling interests	7,097	6,658	6,651
Total equity	882,557	872,342	871,287
Total liabilities and equity	$1,694,579	$1,627,983	$1,708,134

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended September 30,		Three Months Ended June 30,
	2025	2024	2025

Cash flows from operating activities:
Profit for the period	$1,349	$12,755	$17,010
Adjustments for:
Depreciation and amortization	5,393	5,640	5,275
Share-based compensation expenses	343	407	147
Changes in fair value of financial assets at fair value through profit or loss	(214)	(27)	(274)
Interest income	(2,504)	(2,297)	(2,737)
Finance costs	879	1,018	870
Income tax expense (benefit)	(1,001)	(5,174)	5,054
Share of losses of associates	1,037	143	588
Inventories write downs	2,678	2,269	6,006
Unrealized foreign currency exchange losses (gains)	(563)	228	118
	7,397	14,962	32,057
Changes in:
Accounts receivable (including related parties)	17,827	8,548	(1,483)
Inventories	(5,528)	8,964	(10,712)
Other receivable from related parties	(9)	33	4
Other current assets	(909)	(778)	1,046
Accounts payable (including related parties)	(14,649)	(26,101)	37,390
Other payable to related parties	(47)	(102)	47
Contract liabilities	57	667	(613)
Other current liabilities	3,214	(4,161)	3,441
Other non-current liabilities	(181)	(3,354)	71
Cash generated from operating activities	7,172	(1,322)	61,248
Interest received	521	860	4,315
Interest paid	(969)	(1,018)	(939)
Income tax paid	(27)	(1,658)	(4,150)
Net cash provided by (used in) operating activities	6,697	(3,138)	60,474

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(6,317)	(2,551)	(4,596)
Acquisitions of intangible assets	(325)	(9)	-
Acquisitions of financial assets at amortized cost	-	(1,500)	(3,517)
Proceeds from disposal of financial assets at amortized cost	3,517	617	2,286
Acquisitions of financial assets at fair value through profit or loss	(3,443)	(27,934)	(44,557)
Proceeds from disposal of financial assets at fair value through profit or loss	3,707	33,036	26,225
Acquisitions of financial assets at fair value through other comprehensive income	(800)	-	-
Acquisitions of equity method investment	-	-	(2,500)
Decrease in refundable deposits	18,068	11,339	30
Releases of restricted deposit	31	-	-
Net cash provided by (used in) investing activities	14,438	12,998	(26,629)

Cash flows from financing activities:
Purchase of treasury shares	-	-	(3,885)
Decrease in prepayments for purchase of treasury shares	-	-	885
Payment of cash dividends	(64,492)	(50,670)	(442)
Payments of dividend equivalents	(218)	(233)	-
Proceeds from issuance of new shares by subsidiaries	158	-	-
Proceeds from short-term unsecured borrowings	-	-	334
Repayments of long-term unsecured borrowings	(1,500)	(1,500)	(1,500)
Proceeds from short-term secured borrowings	688,200	522,600	484,300
Repayments of short-term secured borrowings	(623,700)	(471,900)	(484,300)
Pledge of restricted deposit	(64,500)	(50,700)	-
Payment of lease liabilities	(549)	(979)	(584)
Guarantee deposits refunded	(1,897)	-	-
Net cash used in financing activities	(68,498)	(53,382)	(5,192)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(225)	985	580
Net increase (decrease) in cash and cash equivalents	(47,588)	(42,537)	29,233
Cash and cash equivalents at beginning of period	304,678	236,676	275,445
Cash and cash equivalents at end of period	$257,090	$194,139	$304,678

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months Ended September 30,
	2025	2024

Cash flows from operating activities:
Profit for the period	$38,541	$54,739
Adjustments for:
Depreciation and amortization	15,824	16,790
Share-based compensation expenses	590	1,144
Gains on disposals of property, plant and equipment, net	(3,205)	-
Changes in fair value of financial assets at fair value through profit or loss	(471)	(118)
Interest income	(7,553)	(7,865)
Finance costs	2,652	3,050
Income tax expense (benefit)	7,894	(3,196)
Share of losses of associates	2,367	471
Inventories write downs	13,128	9,514
Unrealized foreign currency exchange gains	(4)	(12)
	69,763	74,517
Changes in:
Accounts receivable (including related parties)	29,427	(13,436)
Inventories	8,195	15,336
Other receivable from related parties	(3)	47
Other current assets	(841)	1,439
Accounts payable (including related parties)	15,491	22,273
Other payable to related parties	-	(111)
Contract liabilities	179	39
Other current liabilities	2,892	(11,518)
Other non-current liabilities	(39)	(2,331)
Cash generated from operating activities	125,064	86,255
Interest received	5,274	6,219
Interest paid	(2,743)	(2,968)
Income tax paid	(4,377)	(8,947)
Net cash provided by operating activities	123,218	80,559

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(16,134)	(9,832)
Acquisitions of intangible assets	(377)	(153)
Acquisitions of financial assets at amortized cost	(3,517)	(8,950)
Proceeds from disposal of financial assets at amortized cost	7,803	9,168
Acquisitions of financial assets at fair value through profit or loss	(54,160)	(69,196)
Proceeds from disposal of financial assets at fair value through profit or loss	34,949	66,667
Acquisitions of financial assets at fair value through other comprehensive income	(3,300)	(17,164)
Acquisitions of equity method investments	(2,500)	-
Decrease in refundable deposits	28,381	33,570
Releases of restricted deposit	31	-
Net cash used in investing activities	(8,824)	4,110

Cash flows from financing activities:
Purchase of treasury stock	(3,885)	-
Decrease in prepayments for purchase of treasury stock	885	-
Payments of cash dividends	(64,934)	(50,670)
Payments of dividend equivalents	(218)	(233)
Proceeds from issuance of new shares by subsidiary	158	71
Purchases of subsidiaries shares from noncontrolling interests	-	(190)
Proceeds from short-term unsecured borrowings	946	-
Repayments of long-term unsecured borrowings	(4,500)	(4,500)
Proceeds from short-term secured borrowings	1,656,800	1,318,900
Repayments of short-term secured borrowings	(1,592,300)	(1,268,200)
Pledge of restricted deposit	(64,500)	(50,700)
Payment of lease liabilities	(2,581)	(3,692)
Guarantee deposits refunded	(1,897)	(23,382)
Net cash used in financing activities	(76,026)	(82,596)
Effect of foreign currency exchange rate changes on cash and cash equivalents	574	317
Net increase in cash and cash equivalents	38,942	2,390
Cash and cash equivalents at beginning of period	218,148	191,749
Cash and cash equivalents at end of period	$257,090	$194,139